As Filed With the Securities and Exchange Commission on October 27, 1997
                                                      Registration No. 333-_____

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

                             ----------------------

                         SCICLONE PHARMACEUTICALS, INC.
             (Exact name of registrant as specified in its charter)

         California                                            94-3116852
(State or other jurisdiction of                              (IRS Employer
 incorporation or organization)                           Identification No.)

                             ----------------------

                          901 Mariners Island Boulevard
                           San Mateo, California 94404
                                 (650) 358-3456
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             ----------------------

                                Donald R. Sellers
                      President and Chief Executive Officer
                         SciClone Pharmaceuticals, Inc.
                          901 Mariners Island Boulevard
                           San Mateo, California 94404
                                 (650) 358-3456
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                             ----------------------

                                   Copies to:
    J. HOWARD CLOWES, ESQ.                           JAMES R. TANENBAUM, ESQ.
   DIANNE B. SALESIN, ESQ.                         Stroock & Stroock & Lavan LLP
      JOHN M. FOGG, ESQ.                                 180 Maiden Lane
 Gray Cary Ware & Freidenrich                        New York, New York 10038
  A Professional Corporation
     400 Hamilton Avenue
 Palo Alto, California 94301

                             ----------------------

         Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]
      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [ ]
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                                                     CALCULATION OF REGISTRATION FEE
    ========================== ======================= ======================= ======================= =======================
    Title of Each Class of                                Proposed Maximum        Proposed Maximum           Amount of
    Securities to be                Amount to be         Offering Price Per      Aggregate Offering       Registration Fee
    Registered                       Registered               Share(1)                Price(1)
    -------------------------- ----------------------- ----------------------- ----------------------- -----------------------
    Common Stock, no par          1,500,000 Shares             $6.19                 $9,285,000                $2,814
    value
    ========================== ======================= ======================= ======================= =======================

(1) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(c) based upon the average high and low sale prices reported on the Nasdaq National Market on October 22, 1997.

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

================================================================================

[GRAPHIC OMITTED]

                  SUBJECT TO COMPLETION, DATED OCTOBER 27, 1997

PROSPECTUS                                                    ____________, 1997
--------------------------------------------------------------------------------

1,500,000 Shares

SCICLONE PHARMACEUTICALS, INC.

Common Stock


      SciClone Pharmaceuticals, Inc. ("SciClone" or the "Company") is offering 1,500,000 shares (the "Shares") of its Common Stock, no par value (the "Common Stock"). The Common Stock is traded on the Nasdaq National Market under the symbol "SCLN." On October 23, 1997, the last sale price of the Common Stock, as reported on the Nasdaq National Market, was $5.94 per share.


     See "Risk Factors" beginning on page 7 for a discussion of certain factors that should be considered by prospective purchasers of the Shares offered hereby.


          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
                 COMMISSION NOR HAS THE SECURITIES AND EXCHANGE
                  COMMISSION OR ANY STATE SECURITIES COMMISSION
                  PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                      PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.

================================================================================
                                                                  Proceeds to
                     Price to Public   Placement Agent Fees(1)   Company(2)(3)
--------------------------------------------------------------------------------
Per Share.........     $                   $                       $
--------------------------------------------------------------------------------
Total.............  $                   $                        $
================================================================================

(1) The Shares are being offered by the Company principally to selected institutional investors. EVEREN Securities, Inc. (the "Placement Agent") has been retained to act, on a best efforts basis, as placement agent for the Company in connection with the arrangement of this transaction. The Company has agreed (i) to pay the Placement Agent a fee in connection with the arrangement of this financing, (ii) to reimburse the Placement Agent for certain out-of-pocket expenses, and (iii) to indemnify the Placement Agent against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Plan of Distribution."

(2) The termination date of this offering of Shares is _____________________, 1997 (the "Termination Date"). Prior to the closing of this best efforts offering, all investor funds will promptly be placed in escrow with ______________________, as escrow agent (the "Escrow Agent"), in an escrow account established for the benefit of the investors. Upon receipt of notice from the Escrow Agent that investors have affirmed purchase of the Shares and deposited the requisite funds in the escrow account, the Company will deposit with The Depository Trust Company the Shares to be credited to the accounts of the investors and will collect the investor funds from the Escrow Agent. In the event that investor funds are not received in an amount sufficient to satisfy the requirements of this offering on or before the Termination Date, all funds deposited in the escrow account will be promptly returned to the investors. See "Plan of Distribution."

(3)  Before deducting expenses payable by the Company estimated at $225,000.


EVEREN Securities, Inc.

     FOR INVESTORS OUTSIDE THE UNITED STATES: NO ACTION HAS BEEN OR WILL BE TAKEN IN ANY JURISDICTION BY THE COMPANY OR BY THE PLACEMENT AGENT THAT WOULD PERMIT A PUBLIC OFFERING OF THE COMMON STOCK OR POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED, OTHER THAN IN THE UNITED STATES. PERSONS INTO WHOSE POSSESSION THIS PROSPECTUS COMES ARE REQUIRED BY THE COMPANY AND THE PLACEMENT AGENT TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY RESTRICTIONS AS TO THE OFFERING OF THE SHARES AND THE DISTRIBUTION OF THIS PROSPECTUS.

     IN THIS PROSPECTUS REFERENCES TO "DOLLARS" AND "$" ARE TO UNITED STATES DOLLARS, AND THE TERMS "UNITED STATES" AND "U.S." MEAN THE UNITED STATES OF AMERICA, ITS STATES, ITS TERRITORIES, ITS POSSESSIONS AND ALL AREAS SUBJECT TO ITS JURISDICTION.

     THE SHARES MAY NOT BE OFFERED OR SOLD IN THE UNITED KINGDOM OTHER THAN TO PERSONS WHOSE ORDINARY ACTIVITIES INVOLVE THEM IN ACQUIRING, HOLDING, MANAGING OR DISPOSING OR INVESTMENTS (AS PRINCIPAL OR AGENT) FOR THE PURPOSES OF THEIR BUSINESS OR OTHERWISE IN CIRCUMSTANCES THAT DO NOT CONSTITUTE AN OFFER TO THE PUBLIC IN THE UNITED KINGDOM WITHIN THE MEANING OF THE PUBLIC OFFERS OF SECURITIES REGULATION 1995.

     THIS PROSPECTUS IS FOR DISTRIBUTION IN THE UNITED KINGDOM ONLY TO PERSONS WHO ARE OF A KIND DESCRIBED IN ARTICLE 11(3) OF THE FINANCIAL SERVICES ACT 1986 (INVESTMENT ADVERTISEMENTS) (EXEMPTIONS) ORDER 1996. IT MAY NOT BE COPIED OR DISTRIBUTED OR OTHERWISE MADE AVAILABLE BY ANY RECIPIENT IN THE UNITED KINGDOM WITHOUT THE EXPRESS CONSENT OF EVEREN SECURITIES, INC.

     The names ZADAXIN, SCICLONE and the SCICLONE logo are registered trademarks of the Company in the U.S. These trademarks have also been registered in numerous foreign countries and applications to register these trademarks have been filed in certain other foreign countries. All other trademarks appearing in this Prospectus are the property of their respective owners.

                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the Commission: Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Commission maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Commission. The Commission web site address is (http//www.sec.gov). The Company's Common Stock is traded on the Nasdaq National Market. Reports and other information concerning the Company can also be inspected at the offices of the Nasdaq Stock Market at 1735 K Street N.W., Washington D.C. 20006-1500.

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act, of which this Prospectus constitutes a part, with respect to the Shares offered hereby. The Registration Statement, including exhibits and schedules thereto, may be obtained from the Commission's principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20459, upon payment of the fees prescribed by the Commission. Statements contained in this Prospectus as to the contents of any document referred to are not necessarily complete and in each instance reference is made to the copy of the appropriate document filed as an exhibit to, or incorporated by reference into, the Registration Statement, each statement being qualified in all respects by such reference.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, which have been filed by the Company with the Commission, are hereby incorporated by reference into this Prospectus:

      (a) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996.

      (b) The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1997.

      (c) The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1997.

      (d)  The Company's Current Report on Form 8-K filed on October 14, 1997.

      (e) The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A dated January 31, 1992.

      (f) The description of the Company's Preferred Stock Purchase Rights attached to each share of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A dated October 14, 1997.

     All documents filed by the Company after the date of this Prospectus pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to the termination of the offering hereunder shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request, a copy of any or all of the documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to SciClone Pharmaceuticals, Inc. at 901 Mariners Island Boulevard, San Mateo, California 94404 (telephone number (650) 358-3456), Attention: Secretary.

--------------------------------------------------------------------------------

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus or incorporated herein by reference. The material herein contains certain forward-looking statements, including; (i) statements regarding the application of ZADAXIN thymosin alpha 1 in disease areas beyond chronic hepatitis B; (ii) the use of CPX as a potential chronic therapy for cystic fibrosis; (iii) the potential for regulatory approvals of ZADAXIN and the launching of ZADAXIN in additional markets; (iv) the Company's expectations regarding increases in revenues from ZADAXIN and increases in marketing and research and development expense levels; and (v) the Company's intent to commence preclinical development of certain compounds. These statements are subject to certain risks and uncertainties. These risks and uncertainties include: (i) reliance by the Company on a single product, ZADAXIN, for its revenues; (ii) the absence of regulatory approval for ZADAXIN in significant markets; (iii) the expensive, time consuming and uncertain regulatory approval process; (iv) risks associated with the manufacture and supply of ZADAXIN; (v) competition from competing therapies; and (vi) uncertainties regarding the outcome of the Company's efforts to commercialize additional products, as well as other risks and uncertainties described herein and in the Company's reports filed with the Commission.

                                   The Company

     The Company is an emerging pharmaceutical company that acquires, develops, and commercializes specialist-oriented (e.g., hepatologists, oncologists and pulmonologists), proprietary drugs for treating chronic and life-threatening diseases for which there are no adequate treatment modalities, including chronic hepatitis B, chronic hepatitis C, cancer, immune system disorders and cystic fibrosis. The Company currently has two products in clinical development, ZADAXIN thymosin alpha 1 and CPX, as well as several preclinical candidates.

     ZADAXIN, a synthetic immunomodulator (i.e., immune system regulator), is the Company's lead product. In the United States and Europe, the Company is developing ZADAXIN in combination with interferon for the treatment of chronic hepatitis C. The Company is currently exploring collaborative arrangements for the development of ZADAXIN in these territories. In Japan, the Company has licensed exclusive rights to ZADAXIN to Schering-Plough K.K. ("SPKK"), the Japanese subsidiary of Schering-Plough Corporation, the world's leading marketer of viral hepatitis therapies. SPKK has completed phase 1 and phase 2 clinical studies of ZADAXIN for the treatment of chronic hepatitis B. SPKK is expected to commence a pivotal phase 3 study of ZADAXIN in chronic hepatitis B and a phase 2 study of ZADAXIN in chronic hepatitis C in the fourth quarter of 1997. ZADAXIN is currently approved and being marketed for chronic hepatitis B in China, the Philippines and Singapore. Furthermore, the Company has filed for approval to market ZADAXIN for this indication in 14 additional countries in Asia, Latin America and the Middle East. SciClone licensed thymosin alpha 1 from Alpha 1 Biomedicals ("Alpha 1") and has worldwide marketing, development and manufacturing rights with the exception of Japan, Italy, Spain and Portugal, where rights have been sublicensed. Chronic hepatitis B is the second most common chronic infectious disease worldwide. The World Health Organization estimates that approximately 350 million individuals worldwide, or 5% of the world's population, are carriers of the virus, the majority of whom are located in Asia.

     CPX, the Company's second product in clinical development, is an orally administered synthetic compound discovered by the United States National
Institutes of Health ("NIH") as a potential treatment for cystic fibrosis ("CF"). CF is caused by a mutation in the cystic fibrosis transmembrane conductance regulator ("CFTR") gene. CPX is an orally administered compound that targets the biochemical abnormality at the root cause of CF, the malfunctioning CFTR protein. In vitro studies from the NIH have shown that CPX binds to the CFTR and permits the CFTR to enhance the performance of its chloride secretion function. The Company obtained orphan drug status for CPX from the United States Food and Drug Administration ("FDA") in April 1997 and was awarded a phase 1 Orphan Drug Grant from the FDA in October 1997. The Company is currently conducting a multicenter phase 1 clinical study in the U.S. involving patients with CF. SciClone's phase 1 program for CPX is the first to attempt to measure both sweat chloride and nasal epithelial transmembrane potential difference ("NEPD") in a multicenter trial. The Cystic Fibrosis Foundation supported SciClone in its Investigational New Drug ("IND")

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

filing with the FDA to gain approval to begin the testing of CPX directly in CF patients rather than the normal process of testing first in healthy, normal volunteers.

     The Company has additional compounds under license. During the first quarter of 1998, the Company plans to commence preclinical development of one of these compounds. Targeted indications for this compound include epilepsy, to be studied at the NIH, and multiple drug resistance in cancer, to be studied at the U.S. National Cancer Institute. The Company also plans to evaluate activity of certain of its other preclinical candidates in 1998.

Internationally, SciClone has entered into over 25 exclusive distribution arrangements to register and market ZADAXIN. The Company intends to out-license its products where a collaborative arrangement will materially enhance the prospects for a drug's commercial success, such as the Company's license with SPKK for exclusive rights to develop and market ZADAXIN in Japan. The Company is currently seeking a collaborative arrangement in the U.S. and Europe for the phase 3 development of ZADAXIN in chronic hepatitis C. The Company intends to source ZADAXIN, CPX and any future products through contract manufacturing and supply agreements. The Company has entered into supply agreements in the U.S. and Europe for the supply of bulk and finished product thymosin alpha 1. The Company currently contracts with a major U.S. pharmaceutical company for the supply of bulk CPX and another U.S. pharmaceutical manufacturer for the finishing of CPX.

      The  Company  was  incorporated  in  California  in  1990.  Its  principal executive offices are located at 901 Mariners Island Boulevard, San Mateo, California 94404, and its telephone number is (650) 358-3456. The Company's international operating subsidiary, SciClone Pharmaceuticals International Ltd. ("SciClone International"), is incorporated in the Cayman Islands and headquartered in Hong Kong. The Company also has office locations in Singapore, Taiwan and Japan.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                  The Offering

Common Stock offered hereby.................... 1,500,000 shares

Common Stock outstanding after this offering... 18,523,164 shares(1) (4)

Use of Proceeds................................ For the continued development of
                                                ZADAXIN and CPX.  See "Use of
                                                Proceeds."

Nasdaq National Market Symbol.................. SCLN

                      Summary Consolidated Financial Data
                      (In thousands, except per share data)

                                             Year Ended December 31,    Six Months Ended June 30,
                                          --------------------------    -------------------------
                                          1994       1995      1996         1996         1997
                                          --------------------------    -------------------------
                                                                               (Unaudited)
Consolidated Statement of Operations
Data:
Product sales ......................       --      $    273    $    703    $    248    $  1,294
Cost of product sales ..............       --           737         740         403         525
                                       --------    --------    --------    --------    --------
Gross profit .......................       --          (464)        (37)       (155)        769
Operating expenses:
   Research and development ........   $  9,282      10,387       9,904       5,077       4,086
   Special research and development
     charges(2) ....................      3,470        --          --          --          --
   Marketing .......................      4,375       4,323       4,240       2,101       1,979
   General and administrative ......      3,811       2,904       3,183       1,564       1,765
                                       --------    --------    --------    --------    --------
         Total operating expenses ..     20,938      17,614      17,327       8,742       7,830
                                       --------    --------    --------    --------    --------
Interest and investment income, net       3,057       3,303       2,618       1,428         846
                                       --------    --------    --------    --------    --------
Net loss ...........................   $(17,881)   $(14,775)   $(14,746)   $ (7,469)   $ (6,215)
                                       ========    ========    ========    ========    ========
Net loss per share .................   $  (1.02)   $  (0.88)   $  (0.85)   $  (0.43)   $  (0.36)
                                       ========    ========    ========    ========    ========

Weighted average shares used in
   computing per share amounts .....     17,508      16,882      17,421      17,243      17,355
                                       ========    ========    ========    ========    ========

                                                           June 30, 1997
                                                       -------------------------
                                                       Actual     As Adjusted(2)
                                                       -------------------------
                                                           (Unaudited)
Consolidated Balance Sheet Data:
Cash, cash equivalents and investments.........       $24,477         32,536
Working capital................................         7,744         15,802
Total assets...................................        32,431         40,489(4)
Accumulated deficit............................       (77,566)       (77,566)
Total shareholders' equity.....................        28,068         36,126(4)

----------------------------
(1) Based upon 17,023,164 shares outstanding as of June 30, 1997. Excludes options and warrants outstanding as of June 30, 1997 to purchase 3,237,296 shares of Common Stock at a weighted average exercise price of $6.16 share.

(2)  Special   research  and  development   charges  in  fiscal  1994  represent
     in-process technology charges related to the acquisition of the U.S. and European rights to thymosin alpha 1 from Alpha 1.

(3) Adjusted to reflect the sale by the Company of 1,500,000 Shares offered hereby at an assumed price of $5.94 per share, the last sale price of the Common Stock as reported by the Nasdaq National Market on October 23, 1997, after deduction of commissions and estimated offering expenses. See "Use of Proceeds" and "Capitalization."

(4) Pursuant to an agreement between the Company and a principal shareholder of the Company, such shareholder pledged 1,882,500 shares of Common Stock (the "Pledged Shares") as security for a $5,944,000 loan from the Company (the "Shareholder Loan"). Immediately prior to the consummation of any offering, the Company may elect to cancel, through a non-cash exchange, a number of the Pledged Shares in partial or complete satisfaction of the Shareholder Loan , including accrued interest. The number of the Pledged Shares to be so canceled would be determined by reference to the price of the Shares to be sold in such offering less permitted discounts. If the Company elects to exercise such option, immediately prior to this offering, in full satisfaction of the Shareholder Loan and accrued interest then, assuming a price of $5.94 per share less permitted discounts, the Company would cancel 1,306,471 of the Pledged Shares, and Common Stock issued and outstanding after this offering, total assets and total shareholders' equity would be 17,216,693, $34,438,000 and $30,075,000, respectively. See "Recent
     Developments."

--------------------------------------------------------------------------------

                                  RISK FACTORS

     In addition to the other information in this Prospectus, prospective investors should consider the following risk factors in evaluating the Company and its business before purchasing any of the Shares offered hereby. The material herein contains certain forward-looking statements, including: (i) statements regarding the application of ZADAXIN in disease areas beyond chronic hepatitis B; (ii) the use of CPX as a therapeutic treatment for cystic fibrosis;
(iii) the potential for regulatory approvals of ZADAXIN and the launching of ZADAXIN in additional markets; (iv) the Company's expectations regarding increases in revenues from ZADAXIN and increases in marketing and research and development expense levels; and (v) the Company's intent to commence preclinical development of certain compounds. These statements are subject to certain risks and uncertainties. These risks and uncertainties include: (i) reliance on a single product, ZADAXIN, for its revenues; (ii) the absence of regulatory approval for ZADAXIN in significant markets; (iii) the expensive, time consuming and uncertain regulatory approval process; (iv) risks associated with the manufacture and supply of ZADAXIN; (v) competition from competing therapies; and
(vi) uncertainties regarding the outcome of the Company's efforts to commercialize additional products, as well as other risks and uncertainties described herein and in the Company's reports filed with the Commission.

     Dependence on ZADAXIN and CPX. The Company's principal development efforts are currently focused primarily on ZADAXIN. Clinical trials of thymosin alpha 1 sponsored by the Company and/or other parties are currently in progress or planned and favorable results from such trials will be necessary to gain regulatory approval in significant markets. Sales of ZADAXIN commenced in 1997 but are not significant at this time. While ZADAXIN has been approved for commercial sale for treatment of chronic hepatitis B in China, the Philippines and Singapore, no assurance can be given that ZADAXIN approvals will be obtained in additional countries or for the treatment of additional indications, such as chronic hepatitis C, in a timely fashion or at all. The Company's launch of ZADAXIN in China, the Philippines and Singapore is the first commercial introduction of ZADAXIN by the Company, and no assurance can be given that commercialization of ZADAXIN will prove successful. Future sales of the product will depend on market acceptance and successful distribution. In particular, while China is the largest potential market for ZADAXIN, the low average income and poorly developed distribution infrastructure present ongoing challenges to successful development of the market. Because the Company currently relies on ZADAXIN as its sole source of revenue, the failure to demonstrate the drug's efficacy in future clinical trials, to obtain additional marketing approvals or to successfully commercialize the drug would have a material adverse effect on the Company.

     The Company may experience delays and encounter difficulties in clinical trials of CPX. In addition, there can be no assurance that any clinical trials, including those currently underway, will provide statistically significant evidence of the efficacy of CPX in treating any of the target diseases. A failure to demonstrate the efficacy of CPX in ongoing clinical trials, to obtain additional approvals or to successfully commercialize such product would have a material adverse effect on the Company.

     No Significant Revenues; Continuing Operating Losses. The Company has never generated significant revenues from the commercialization of its products, and there is substantial uncertainty regarding the timing and amount of any future revenues. The Company cannot predict when or if marketing approvals for CPX will be obtained or additional marketing approvals for ZADAXIN will be obtained. Even if such approvals are obtained, there can be no assurance that ZADAXIN and CPX will be successfully commercialized. The Company has experienced significant operating losses since its inception and, as of June 30, 1997, had an accumulated deficit of approximately $78 million. The Company expects its operating expenses to increase over the next several years as it expands its development, clinical testing and marketing capabilities. The Company's ability to achieve a profitable level of operations is dependent in large part on successful expansion of the Asian market for ZADAXIN, obtaining additional regulatory approvals for its ZADAXIN product and/or future products, entering into agreements for product development and commercialization, where appropriate, and continuing to expand from development into successful marketing. There can be no assurance that the Company will ever achieve a profitable level of operations.

      Future Capital Needs; Uncertainty of Additional Financing. The Company anticipates that the net proceeds from this offering, together with the Company's available cash and expected interest income thereon will be adequate to satisfy its capital requirements until mid-1999. However, the Company will need additional financing to support its long-term product development programs. The Company's future capital requirements will depend on many factors, including progress with preclinical testing and clinical trials, the time and cost
involved  in   obtaining   regulatory   approvals,   patent   costs,   competing
technological and market developments, changes in existing collaborative relationships, the Company's ability to establish development, sales, manufacturing and marketing arrangements. No assurance can be given that adequate financing will be available to the Company on a timely basis or at all.

      Dependence on Third Parties. The Company's strategy contemplates that it will enter into various arrangements with other entities. To date, the Company has acquired rights to ZADAXIN and certain other drugs but is only actively pursuing development of ZADAXIN and CPX. Failure to license or otherwise acquire rights to additional drugs would result in a shortage of products for development. In addition, the Company has licensed exclusive rights to the development and commercialization of ZADAXIN in Japan to SPKK. SPKK has a substantial commitment to alpha interferon, which is an approved therapy for chronic hepatitis B and chronic hepatitis C in Japan. There can be no assurance that either of these arrangements will prove successful or that the Company will be able to negotiate additional arrangements in the future. The amount and timing of resources that collaborators devote to their activities with the Company will not be within the control of the Company and may be affected by financial difficulties or other factors affecting these third parties. There can be no assurance that such parties will perform their obligations as expected. Moreover, the Company's ability to obtain regulatory approval in one country may be delayed or adversely affected by the timing of regulatory activities and approvals in one or more other countries, particularly if the Company does not participate in the regulatory approval process in such other countries. See "Business -- Manufacturing" and "-- Marketing and Sales."

      Foreign Sales and Operations. The Company's financial condition in the near term will be highly dependent on sales in foreign jurisdictions, where sales and operations are subject to inherent risks, including difficulties and delays in obtaining pricing approvals and reimbursement, unexpected changes in regulatory requirements, tariffs and other barriers, political instability, difficulties in staffing and managing foreign operations, longer payment cycles, greater difficulty in accounts receivable collection, currency fluctuations and potential adverse tax consequences. Certain foreign countries regulate pricing of pharmaceuticals and such regulation may result in prices significantly below those that would prevail in a free market. The majority of the Company's current sales are to customers in China where the Company's accounts receivable collections are typically 180 days or greater.

      Patents and Proprietary Rights. Certain composition of matter patents for thymosin alpha 1 expire in October 1997, and the Company may in the future have only limited composition of matter patents for thymosin alpha 1 or other products. However, the Company owns or has exclusive licenses for use and process patents or patent applications in the U.S. and other jurisdictions for thymosin alpha 1 and CPX and will seek to protect such products from competition through such patent protection and through other means. See "Business -- Patents and Proprietary Rights." The Company's success is significantly dependent on its ability to obtain patent protection for its products and technologies and to preserve its trade secrets and operate without infringing on the proprietary rights of third parties. No assurance can be given that the Company's pending patent applications will result in the issuance of patents or that any patents will provide competitive advantages or will not be invalidated or circumvented by its competitors. Moreover, no assurance can be given that patents are not issued to, or patent applications have not been filed by, other companies which would have an adverse effect on the Company's ability to use, manufacture or market its products or maintain its competitive position with respect to its products. Numerous patents and patent applications relating to thymosin alpha 1 are held under exclusive license and the breach by the Company of the terms of such license could result in the loss of the Company's rights to such patents and patent applications. Other companies obtaining patents claiming products or processes useful to the Company may bring infringement actions against the Company and such litigation is typically costly and time-consuming. As a result, the Company may be required to obtain licenses from others or not be able to use, manufacture or market its products. Such licenses may not be available on commercially reasonable terms, if at all.

      The patent positions of biotechnology firms generally are highly uncertain and involve complex legal and factual questions. No consistent policy has emerged regarding the validity and scope of claims in biotechnology patents, and courts have issued varying interpretations in the recent past, and legal standards concerning validity, scope and interpretations of claims in biotechnology patents may continue to evolve. Even issued patents may later be modified or revoked by the U.S. Patent and Trademark Office, the European Patent Office or the courts in proceedings instituted by third parties. Moreover, the issuance of a patent in one country does not assure the issuance of a patent with similar claims in another country and claim interpretation and infringement laws vary among countries, so the extent of any patent protection is uncertain and may vary in different countries.

      Pharmaceuticals are not patentable in certain countries in SciClone's ZADAXIN territory, or have only recently become patentable, and enforcement of intellectual property rights in many countries in such territory has been limited or non-existent. Future enforcement of patents and proprietary rights in many countries in SciClone's ZADAXIN territory can be expected to be problematic or unpredictable. There can be no assurance that any patents issued or licensed to the Company will provide it with competitive advantages or will not be challenged by others. No assurance can be given that holders of patents licensed to the Company will file, prosecute, extend or maintain their patents in countries where the Company has rights. Furthermore, there can be no assurance that others will not independently develop similar products or will not design around patents issued or licensed to the Company.

      Government Regulation and Product Approvals. The research, preclinical development, clinical trials, manufacturing, marketing and sales of pharmaceuticals, including ZADAXIN and CPX, are subject to extensive regulation by governmental authorities. Products developed by the Company cannot be marketed commercially in any jurisdiction in which they have not been approved. The process of obtaining regulatory approvals is lengthy and requires the expenditure of substantial resources. In some countries where the Company contemplates marketing ZADAXIN, the regulatory approval process for drugs not previously approved in countries that have established clinical trial review procedures is uncertain and this uncertainty may result in delays in granting regulatory approvals. In addition, in certain countries such as Japan, the process for obtaining regulatory approval is time consuming and costly because all clinical trials and most preclinical studies must be conducted there. The Company is currently sponsoring clinical trials and pursuing regulatory approvals of ZADAXIN in a number of countries and of CPX in the U.S., but there can be no assurance that the Company will be able to complete such trials, that such trials, if completed, will fulfill regulatory approval criteria or that the Company will ultimately obtain approvals in such countries. Adverse results in such program could result in the placement of restrictions on the use of ZADAXIN and CPX or revocation of the approval. The marketing approval for ZADAXIN in Singapore requires a patient surveillance program to continue study of the drug's safety and efficacy. Adverse results in such program could result in the placement of restrictions on the use of ZADAXIN or revocation of the approval in Singapore. Failure to comply with the applicable regulatory requirements can, among other things, result in fines, suspensions of regulatory approvals, product recalls or seizures, operating restrictions, injunctions and criminal prosecutions. Further, additional government regulation may be established or imposed which could prevent or delay regulatory approval of ZADAXIN, CPX or any future products of the Company.

      Manufacturing. The Company has entered into contract manufacturing and supply agreements to source ZADAXIN and CPX. The Company has experienced delays of supply of thymosin alpha l bulk drug in the past and could do so again in the future. To be successful, the Company's products must be manufactured in commercial quantities in compliance with regulatory requirements and at an acceptable cost. While the Company believes it has and will be able in the future to establish manufacturing relationships with experienced suppliers capable of meeting the Company's needs, there can be no assurance that the Company will establish long term manufacturing relationships with suppliers or that these suppliers will prove satisfactory. The Company currently has a sufficient supply of finished thymosin alpha l for the near term and is currently negotiating a new vialing and packaging supply agreement. No assurances can be given that such new agreement will be reached. Production interruptions, if they occur, could significantly delay clinical development of potential products, reduce third party or clinical researcher interest and support of proposed clinical trials. Such interruptions could also delay commercialization of the Company's products and impair their competitive position, which would have a material adverse effect on the business and financial condition of the Company. See "Business -- Manufacturing."

      Marketing and Sales. The Company has established distribution arrangements with local pharmaceutical distribution companies in over 25 countries, in Asia, Latin America and the Middle East. However, no assurance can be given that any such distribution arrangements will remain in place or prove successful. See "Business --Marketing and Sales."

      Technological Change and Competition. Rapid technological development may result in the Company's products becoming obsolete before they are marketed or before the Company recovers a significant portion of the related development and commercialization expenses. Competition in the pharmaceutical field is intense and the Company expects that competition will increase. The Company's competitors include major pharmaceutical companies, biotechnology firms and universities and other research institutions, both in the U.S. and abroad, that are actively engaged in research and development of products in the therapeutic areas being pursued by the Company. Many of these companies and institutions have substantially greater financial, technical, manufacturing, marketing and human resource capabilities than the Company and extensive experience in undertaking clinical testing and obtaining regulatory approvals necessary to market drugs. Principal competitive factors in the pharmaceutical field include efficacy, safety, and therapeutic regimen. Where comparable products are marketed by other companies price is also a competitive factor.

      Uncertainty of Third Party Reimbursement; Resources of Patient Populations. The Company's ability to successfully commercialize its products may depend in part on the extent to which reimbursement for the cost of such products will be available from government health administration authorities, private health insurers and other organizations. Significant uncertainty exists as to the reimbursement status of new therapeutic products and there can be no assurance that third party reimbursement will be available for therapeutic products the Company might develop. In many of the foreign countries in which the Company intends to operate, reimbursement of ZADAXIN under government or private health insurance programs will not be available. In the U.S., health care reform is an area of increasing national attention and a priority of many governmental officials. Certain reform proposals, if adopted, could impose limitations on the prices the Company will be able to charge in the U.S. for its products or the amount of reimbursement for the Company's products from governmental agencies or third party payors. In many countries where the Company has marketing rights for ZADAXIN, government resources and per capita income levels may be so low that the Company's products will be prohibitively expensive for a large percentage of the population. In such countries, there can be no assurance that the Company will be successful in marketing its products on economically favorable terms, if at all.

      Dependence on Qualified Personnel and Key Individuals. Because of the specialized scientific nature of the Company's business, the Company is highly dependent upon its ability to continue to attract and retain qualified management, scientific and technical personnel. There is intense competition for qualified personnel in the areas of the Company's activities, and there can be no assurance that the Company will be able to continue to attract and retain the qualified personnel necessary for the development of its business. In addition, many key responsibilities within the Company have been assigned to a relatively small number of individuals. Loss of the services of any of these individuals unless they were promptly replaced could be significantly detrimental to the Company's development. The Company does not maintain key person life insurance on the lives of any of its key personnel.

      Product Liability; Absence of Insurance. The Company's business will expose it to potential product liability risks which are inherent in the testing, manufacturing, marketing and sale of pharmaceutical products, and there can be no assurance that product liability claims will not be asserted against the Company. Product liability insurance for the pharmaceutical industry generally is expensive to the extent that it is available at all. The Company has product liability insurance coverage for clinical trials and commercial sales. However, there can be no assurance that a product liability claim would not adversely affect the business or financial condition of the Company.

      Possible Volatility of Stock Price. The market price of the Common Stock has in the past and may in the future fluctuate over a wide range. In addition, the stock market has from time to time experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies. The market prices of the common stock of many publicly traded biotechnology companies have in the past been, and can in the future be, highly volatile. Progress in clinical trials by the Company, its partners, or its competitors, announcements of technological innovations or new products, developments or disputes concerning patents or proprietary rights or collaborative agreements, availability of supply, publicity regarding actual or potential medical results relating to products under development by the Company or its competitors, regulatory developments in both the U.S. and foreign countries, public concern as to the safety of the biotechnology products and economic and other external factors, period-to-period fluctuations in the Company's financial results, as well as any shortfalls in revenue or earnings from levels expected by securities analysts, among other factors, have in the past and may have in the future a significant impact on the market price of the Common Stock.

      Control by Existing Shareholder. As of September 30, 1997, a principal shareholder of the Company beneficially owned approximately 19.2% of the outstanding shares of Common Stock. This shareholder may have significant influence over all matters requiring approval by the shareholders of the Company, and will have the ability to elect a member of the Board of Directors. Further, any significant sale of shares by such shareholder could adversely affect the market price of the Common Stock. However, the Company has the option to cancel up to that number of Pledged Shares necessary to completely satisfy the outstanding balance, as of the date of this Prospectus, of the Shareholder Loan, including accrued interest, made by the Company to such shareholder in a non-cash exchange. If the Company elects to exercise this option in full immediately prior to the closing of this offering, 1,306,471 Pledged Shares (based on an assumed price of $5.94 less permitted discounts) would be canceled, thereby reducing such shareholder's beneficial ownership to 11.5%, as adjusted to reflect the sale of the Shares in this offering. See "Recent Developments."

      Dilution. Purchasers of the Common Stock offered hereby will incur immediate and substantial net tangible book value dilution of $3.99 per share, and, to the extent outstanding options and warrants to purchase the Company's Common Stock are exercised, there will be further dilution. See "Dilution."

      Blank Check Preferred Stock. The Company's Board of Directors has the authority to issue Preferred Stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, without any further vote or action by the Company's shareholders. The rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. The Company has no current plans to issue shares of Preferred Stock.

                                 USE OF PROCEEDS


      The net proceeds to the Company from the sale of the Shares offered hereby are estimated to be approximately $8.1 million assuming the sale of 1,500,000 Shares at an assumed price of $5.94 per share, the last sale price of the Common Stock as reported by the Nasdaq National Market on October 23, 1997, and after deducting the Placement Agent's fee and estimated expenses of the offering. The Company currently intends to use the net proceeds from the offering for the continued development of ZADAXIN and CPX. Pending such uses, the net proceeds will be invested in short-term, interest bearing investment grade securities.

      Based on its current operating plan, the Company anticipates that the net proceeds of this offering, together with the Company's available cash and expected interest income thereon, should be sufficient to finance the Company's current research and development and other working capital requirements until mid-1999. This estimate is based on certain assumptions which could be negatively impacted by the matters discussed in "Risk Factors."

                                    DILUTION

      The Company's net tangible book value at June 30, 1997 was approximately $28,067,754 or $1.65 per share. Net tangible book value per share represents the amount of the Company's shareholders' equity, less intangible assets, divided by 17,023,164, the number of shares of Common Stock outstanding as of June 30, 1997.

      After giving effect to the sale of the Shares in this offering at an assumed price of $5.94 per share, the last sale price of the Common Stock as reported by the Nasdaq National Market on October 23, 1997, and after deducting commissions and estimated offering expenses payable by the Company, the net tangible book value of the Company as of June 30, 1997 would have been $36,126,264, or $1.95 per share. This represents an immediate increase in net tangible book value of $0.30 per share to existing shareholders and an immediate dilution in net tangible book value of $3.99 per share to purchasers of Common
Stock in this offering, as illustrated in the following table:

    Assumed price per share....................................................                      $5.94
         Net tangible book value per shares as of June 30, 1997................       $1.65
         Increase per share attributable to new investors......................         .30
                                                                                    -------
    Net tangible book value per share after this offering......................                       1.95
                                                                                               -----------
    Dilution per share to new investors........................................                $      3.99
                                                                                               ===========

      Utilizing the foregoing assumptions, the following table summarizes the total consideration paid to the Company and the average price per share paid by the existing shareholders and by purchasers of the Shares in this offering:

                                     Shares Purchased                 Total Consideration        Average Price
                                     ----------------                 -------------------        -------------
                                  Number        Percentage         Amount          Percentage      Per Share
                                  ------        ----------         ------          ----------      ---------

Existing shareholders . . .      17,023,164           92%        $105,771,124          92%           $6.21
New investors . . . . . . .       1,500,000            9%           8,910,000           8%           $5.94
                                 ----------         -----        ------------         ----
         Total . . . . . .       18,523,164          100%        $114,681,124         100%
                                 ==========         =====        ============         ====


      The foregoing table excludes options and warrants outstanding as of June 30, 1997 to purchase 3,237,296 shares of Common Stock at a weighted average exercise price of $6.16 per share. In the event such options and warrants are exercised, investors may experience further dilution.

      Pursuant to an agreement between the Company and a principal shareholder of the Company, such shareholder pledged 1,882,500 shares of Common Stock as security for the Shareholder Loan. Immediately prior to the conmsummation of any offering, the Company may elect to cancel, through a non-cash exchange, a number of the Pledged Shares in partial or complete satisfaction of the Shareholder Loan, including accrued interest. The number of the Pledged Shares to be so canceled would be determined by reference to the price of the Shares to be sold in such offering less permitted discounts. If the Company elects to exercise such option, immediately prior to this offering, in full satisfaction of the Shareholder Loan and accrued interest then, assuming a price of $5.94 per share less permitted discounts, the Company would cancel 1,306,471 of the Pledged Shares, and the dilution per share to new investors would be $4.19. See "Recent Developments."

                                 CAPITALIZATION

     The  following  table sets  forth the  consolidated  capitalization  of the
Company  (i) as of June 30,  1997,  and (ii) as  adjusted to reflect the sale of
1,500,000  Shares offered hereby,  and the receipt of the estimated net proceeds therefrom, at an assumed price of $5.94, the last sale price of the Common Stock as  reported by the Nasdaq  National  Market on October  23,  1997.  See "Use of
Proceeds."  This  table  should  be read in  conjunction  with the  Consolidated
Financial  Statements of the Company and the Notes  thereto and other  financial information incorporated herein by reference.
                                                                                     June 30, 1997
                                                                                ------------------------
                                                                                Actual       As Adjusted
                                                                                ------       -----------
                                                                                     (Unaudited)
                                                                                    (In thousands)
Shareholders' equity:
   Preferred stock, no par value: 10,000,000 shares authorized, no shares
        issued and outstanding, actual and as adjusted ......................        --           --
   Common stock, no par value: 75,000,000 shares authorized; 17,023,164 issued and outstanding, actual, and 18,523,164 issued and outstanding,
       as adjusted(1)(2) ....................................................   $ 105,771    $ 113,829(2)
   Net unrealized loss on available-for-sale securities .....................        (137)        (137)
   Accumulated deficit ......................................................     (77,566)     (77,566)
                                                                                ---------    ---------
Total shareholders' equity ..................................................      28,068       36,126
                                                                                ---------    ---------
   Total capitalization .....................................................   $  28,068    $  36,126
                                                                                =========    ---------

(1) Excludes options and warrants outstanding as of June 30, 1997 to purchase 3,237,296 shares of Common Stock at a weighted average exercise price of $6.16 share.

(2) Pursuant to an agreement between the Company and a principal shareholder of the Company, such shareholder pledged 1,882,500 shares of Common Stock as security for the Shareholder Loan. Immediately prior to the consumation of any offering, the Company may elect to cancel, through a non-cash exchange, a number of the Pledged Shares in partial or complete satisfaction of the Shareholder Loan, including accrued interest. The number of the Pledged Shares to be so canceled would be determined by reference to the price of the Shares to be sold in such offering less permitted discounts. If the Company elects to exercise such option, immediately prior to this offering, in full satisfaction of the Shareholder Loan and accrued interest then, assuming a price of $5.94 per share less permitted discounts, the Company would cancel 1,306,471 of the Pledged Shares, and Common Stock issued and outstanding, as adjusted, and Common Stock, as adjusted, would be 17,216,693 and $107,779,000, respectively. See "Recent Developments."

                           PRICE RANGE OF COMMON STOCK

      The Common Stock is traded on the Nasdaq National Market under the symbol "SCLN." The following table sets forth the high and low sale prices per share of the Common Stock for the periods indicated, as reported by the Nasdaq National Market. The quotations shown represent inter-dealer prices without adjustment for retail markups, markdowns, or commissions, and may not necessarily reflect actual transactions.

                                                           High          Low
                                                           ----          ---
         1997
         4th quarter (through October 23, 1997)....     $ 6 15/16       $ 5 1/4
         3rd quarter...............................       6 1/8           3 1/2
         2nd quarter...............................       7 9/32          4 1/2
         1st quarter...............................       9 3/8           5 3/4

         1996
         4th quarter...............................      13               7 3/4
         3rd quarter...............................      14  3/4          6 7/8
         2nd quarter...............................      15  1/8         11 1/4
         1st quarter...............................      16  1/8          4 3/4

         1995
         4th quarter...............................       8  7/8          3 3/4
         3rd quarter...............................       9  3/4          5 3/4
         2nd quarter...............................       7  3/4          4 3/8
         1st quarter...............................       8  5/8          5 1/2

      On October 23, 1997, the last sale price of the Common Stock, as reported on the Nasdaq National Market, was $5.94 per share. As of September 30, 1997, there were approximately 253 holders of record and more than 5,000 beneficial holders of the Company's Common Stock.

      The Company has not paid any dividends on its Common Stock and currently intends to retain any future earnings for use in its business.

                                    BUSINESS

Overview

      The Company is an emerging pharmaceutical company that acquires, develops, and commercializes specialist-oriented (e.g., hepatologists, oncologists and pulmonologists), proprietary drugs for treating chronic and life-threatening diseases for which there are no adequate treatment modalities, including chronic hepatitis B, chronic hepatitis C, cancer, immune system disorders and cystic fibrosis. The Company currently has two products in clinical development, ZADAXIN thymosin alpha 1 and CPX, as well as several preclinical candidates.

      ZADAXIN, a synthetic immunomodulator (i.e., immune system regulator), is the Company's lead product. In the United States and Europe, the Company is developing ZADAXIN in combination with interferon for the treatment of chronic hepatitis C. The Company is currently exploring collaborative arrangements for the development of ZADAXIN in these territories. In Japan, the Company has licensed exclusive rights to ZADAXIN to SPKK. SPKK has completed phase 1 and phase 2 clinical studies of ZADAXIN for the treatment of chronic hepatitis B. SPKK is expected to commence a pivotal phase 3 study of ZADAXIN in chronic hepatitis B and a phase 2 study of ZADAXIN in chronic hepatitis C in the fourth quarter of 1997. ZADAXIN is currently approved and being marketed for chronic hepatitis B in China, the Philippines and Singapore. Furthermore, the Company has filed for approval to market ZADAXIN for this indication in 14 additional countries in Asia, Latin America and the Middle East. SciClone licensed thymosin alpha 1 from Alpha 1 and has worldwide marketing, development and manufacturing rights with the exception of Japan, Italy, Spain and Portugal, where rights have been sublicensed. Chronic hepatitis B is the second most common chronic infectious disease worldwide. The World Health Organization estimates that approximately 350 million individuals worldwide, or 5% of the world's population, are carriers of the virus, the majority of whom are located in Asia.

      CPX, the Company's second product in clinical development, is an orally administered synthetic compound discovered by the NIH as a potential treatment for CF. CF is caused by a mutation in the CFTR gene. CPX is an orally administered compound that targets the biochemical abnormality at the root cause of CF, the malfunctioning CFTR protein. In vitro studies from the NIH have shown that CPX binds to the CFTR and permits the CFTR to enhance the performance of its chloride secretion function. The Company obtained orphan drug status for CPX from the FDA in April 1997 and was awarded a phase 1 Orphan Drug Grant from the FDA in October 1997. The Company is currently conducting a multicenter phase 1 clinical study in the U.S. involving patients with CF. SciClone's phase 1 program for CPX is the first to attempt to measure both sweat chloride and NEPD in a multicenter trial. The Cystic Fibrosis Foundation supported SciClone in its IND filing with the FDA to gain approval to begin the testing of CPX directly in CF patients rather than the normal process of testing first in healthy, normal volunteers.

      The Company has additional compounds under license. During the first quarter of 1998, the Company plans to commence preclinical development of one of these compounds. Targeted indications for this compound include epilepsy, to be studied at the NIH, and multiple drug resistance in cancer, to be studied at the U.S. National Cancer Institute. The Company also plans to evaluate activity of certain of its other preclinical candidates in 1998.

      Internationally, SciClone has entered into over 25 exclusive distribution arrangements to register and market ZADAXIN. The Company intends to out-license its products where a collaborative arrangement will materially enhance the prospects for a drug's commercial success, such as the Company's license with SPKK for exclusive rights to develop and market ZADAXIN in Japan. The Company is currently seeking a collaborative arrangement in the U.S. and Europe for the phase 3 development of ZADAXIN in chronic hepatitis C. The Company intends to source ZADAXIN, CPX and any future products through contract manufacturing and supply agreements. The Company has entered into supply agreements in the U.S. and Europe for the supply of bulk and finished product thymosin alpha 1. The Company currently contracts with a major U.S. pharmaceutical company for the supply of bulk CPX and another U.S. pharmaceutical manufacturer for the finishing of CPX.

Strategy

      SciClone's corporate objective is to become a leader in the acquisition, development and commercialization of specialist-oriented proprietary drugs for the treatment of chronic and life threatening diseases. The Company's strategy to achieve this objective is as follows:

      Expand Product Pipeline. The Company focuses its resources on the development and commercialization of drugs; not drug discovery. SciClone evaluates new compounds for acquisition or in-license from various sources, including government agencies, universities, pharmaceutical companies and biotechnology companies. The Company seeks development stage compounds that are specialist-oriented, novel and patented. Management believes that this will enable the Company to lower its expected time-to-market and risk profile relative to competitors engaged in both drug discovery and development.

      Optimize Resources. The Company does not own or maintain any manufacturing facilities for finished products or raw materials. Instead, SciClone, using its own manufacturing and quality assurance staff, out-sources these functions to third parties that are capable of supplying current Good Manufacturing Practices ("cGMP") bulk product and finished goods as needed. Management believes that this strategy will lower the Company's capital requirements and enable the Company to concentrate its resources on drug development.

      Capitalize on Commercial Capabilities. SciClone is equipped to manage clinical development, regulatory submissions and pharmaceutical marketing in the U.S., Europe and other international markets. The Company plans to continue to use these capabilities aggressively to commercialize new and existing products in markets around the world. Management believes that this strategy will enable the Company to penetrate markets in an accelerated and profitable manner.

      Enhance Product Portfolio Patent Position. SciClone plans to broaden the protection of its intellectual property and trade secrets by actively developing and expanding the patent filings for method of use and composition of matter patents. Management believes that this strategy will enable the Company to further protect the increased use of its product portfolio.

Product Development Activities

      The following table summarizes the Company's current significant product development activities:

------------------------- ----------------------- ----------------------- ------------------- ----------------------------
        Product                  Location               Indication              Status            Estimated Number of
                                                                                                 Carriers/Patients(1)
------------------------- ----------------------- ----------------------- ------------------- ----------------------------
        ZADAXIN           China, Philippines,     Chronic Hepatitis B     Currently Marketed  130 million carriers
    thymosin alpha 1      Singapore
                          ----------------------- ----------------------- ------------------- ----------------------------
                          Argentina, Brunei,      Chronic Hepatitis B     Registrations       75 million carriers
                          Cyprus, Egypt, Hong                             Filed(2)
                          Kong, India,
                          Indonesia, Kuwait,
                          Lebanon, Malaysia,
                          Mexico, Nepal,
                          Pakistan, Turkey
                          ----------------------- ----------------------- ------------------- ----------------------------
                          Taiwan                  Chronic Hepatitis B     Completed phase 3   3.5 million carriers
                          ----------------------- ----------------------- ------------------- ----------------------------
                          U.S./Europe             Chronic Hepatitis C     phase 3(3)          8.0 million carriers
                          ----------------------- ----------------------- ------------------- ----------------------------
                          Japan(4)                Chronic Hepatitis B     Completed phase 2   2.6 million carriers
                          ----------------------- ----------------------- ------------------- ----------------------------
                          Japan(4)                Chronic Hepatitis C     Completed phase 1   1.0 million carriers
------------------------- ----------------------- ----------------------- ------------------- ----------------------------
          CPX             U.S./Europe             Cystic Fibrosis         phase 1             55,000 patients
------------------------- ----------------------- ----------------------- ------------------- ----------------------------

(1) Source: World Health Organization, Cystic Fibrosis Foundation and National Organization of Rare Disorders, Inc.

(2) The Company is in the process of filing applications in the following countries: Brazil, Chile, Colombia, Israel, New Zealand, Oman, South Korea, Taiwan, Thailand, United Arab Emirates and Venezuela.

(3) A successful, non-pivotal U.S. phase 3 study has been completed. Subsequent meetings have been held with the FDA, the United Kingdom Medicines Control Agency, the Netherlands Medicines Evaluation Board and the Denmark Danish Medicines Agency. From these meetings, a protocol for phase 3 pivotal trials has been proposed and refined in a workshop with leading international hepatologists.

(4)  Clinical trial conducted by SPKK.

ZADAXIN thymosin alpha 1

      ZADAXIN thymosin alpha 1 is a naturally occurring 28 amino acid peptide that is produced for therapeutic use through chemical synthesis. Its simplified or common chemical name is thymosin alpha 1. The generic name in the U.S. for thymosin alpha 1 is thymalfasin. The Company believes that thymosin alpha 1 has significant immunomodulatory properties. Data demonstrates that the drug has raised lymphocyte (white blood cell) counts and enhanced multiple immune response parameters in a substantial number of patients. The drug appears to act on cells of the immune system that have been stimulated by infection or other agents. Additionally, the drug does not appear to produce the side effects associated with other immunomodulatory molecules, such as interferon, particularly fever, headache, chills, fatigue, nausea and inflammation. To date, over 1,500 patients have received thymosin alpha 1 with no significant drug related side effects. Based on more than 70 clinical trials conducted to date, the Company believes that thymosin alpha 1, either alone or in combination with other therapies, may have application across a broad spectrum of diseases, including chronic hepatitis B, chronic hepatitis C, cancer and other immune system diseases.

      Pursuant to the license agreement with Alpha 1, the Company obtained worldwide marketing, development and manufacturing rights to thymosin alpha 1, with the exception of Italy, Spain and Portugal. In April 1997, SciClone entered into an arrangement with Alpha 1 to administer the sublicense activities of the Alpha 1 license for Italy, Spain and Portugal. Under the Alpha 1 agreement, the Company also acquired control of Alpha 1's patent portfolio for thymosin alpha 1.

      Chronic hepatitis B

      Chronic hepatitis B is the second most common chronic infectious disease worldwide. It is transmitted through blood transfusions, contaminated needles, sexual contact and perinatally. In addition, a large number of people are infected by unknown means. The World Health Organization estimates that approximately 350 million individuals worldwide or 5% of the world's population are carriers of the virus. Among carriers of the chronic hepatitis B virus, many have asymptomatic or minimal disease with no clinically evident symptoms. Carriers of the chronic hepatitis B virus have a 200-fold increased chance of developing primary liver cancer, the single largest cause of cancer mortality globally, and a significant number develop cirrhosis of the liver.

      Meta Analysis

      Meta analysis is the statistical pooling of data derived from two or more clinical trials. By using data from two or more studies, the play of random chance is reduced and precision of estimates will increase as sample size increases. A valuable use of meta analysis is to assess the efficacy of a drug in the treatment of a particular disease across many studies. The Company commissioned a meta analysis of chronic hepatitis B randomized and controlled trials of ZADAXIN. The meta analysis was performed by MetaWorks, Inc. and included two U.S. trials and a Taiwan trial. A statistically significant benefit (p=0.04) was demonstrated in the meta analysis with a ZADAXIN overall response rate of 36% compared to 19% for the control group. The results also showed no indications of drug toxicity and no significant drug related side effects in the trials.

      The Company believes ZADAXIN is an effective new therapy for the treatment of chronic hepatitis B with a superior side effect profile and efficacy equal to or better than interferon, the primary existing therapy for chronic hepatitis B. ZADAXIN has shown in clinical studies to be statistically significant in efficacy with twice weekly administration for six months. ZADAXIN has shown proven long term durable efficacy at five years of patient follow up. ZADAXIN has shown virtually no drug related side effects in over 1,500 patients.

      Interferon is an immunomodulatory protein that is produced commercially using recombinant DNA technology and other techniques. Interferon is approved for treatment of chronic hepatitis B in the United States and Europe, as well as in Hong Kong, Taiwan, China, Japan and other countries. Other agents under development, but not yet registered for the treatment of chronic hepatitis B, include nucleoside analogs such as lamivudine, famciclovir and others. Unlike thymosin alpha 1, data reported in the October 1997 supplement to Hepatology reflect that nucleoside analogs are associated with rebound viral hepatitis and viral mutation.

      Set forth below is more detailed information regarding the status of development of ZADAXIN as a therapy for chronic hepatitis B in certain key markets.

      China. In January 1997, the Company launched ZADAXIN for the treatment of chronic hepatitis B in The People's Republic of China. This product launch marked the first introduction of ZADAXIN by the Company anywhere in the world. The Ministry of Public Health (MOPH) approval was based on a regulatory package assembled from U.S. and European data in addition to a locally required controlled clinical trial to evaluate the efficacy of ZADAXIN for patients suffering from chronic hepatitis B. Sales and distribution in The People's Republic of China are managed by SciClone International based in Hong Kong. SciClone International has focused its initial sales efforts on the southern province of Guangjou, the capitol city of Beijing and Shanghai. More than four local distribution teams are used to steadily increase sales in China and to place ZADAXIN on the formularies of city and provincial hospitals.

      Japan. In Japan, the world's largest hepatitis market, the Company has licensed exclusive thymosin alpha 1 rights to SPKK. SPKK has completed a phase 1 single and multiple dose safety and pharmacokinetics trial. SPKK has successfully completed a dose ranging phase 2 safety and efficacy trial involving approximately 60 patients. SPKK will continue the development of thymosin alpha 1 as a monotherapy for chronic hepatitis B, and study the compound in combination with its INTRON(R) A (alpha interferon 2b) for the treatment of chronic hepatitis C. Clinical studies for these two indications are planned to commence during the fourth quarter of 1997 and certain costs will be shared by the Company and SPKK. In October 1996, the Company expanded and amended its license agreement with SPKK. The Company agreed to transfer exclusive Japanese rights for thymosin alpha 1 to SPKK and SPKK agreed to pay the Company certain fees upon achievement of milestones and committed to invest additional funds to develop and commercialize ZADAXIN in Japan. Upon approval in Japan, SPKK is obligated to purchase thymosin alpha 1 from the Company. The Company agreed to provide certain funding for development expenses.

      Taiwan. The Company is completing the Plant Master File required by Taiwanese law. This file will complement existing regulatory documents and allow the Company to file for registration in Taiwan. The Company sponsored a phase 3 chronic hepatitis B trial of ZADAXIN in Taiwan. The audited results of this trial showed 37% of patients responded to ZADAXIN, compared to 25% for patients taking a placebo. The Company believes this trial produced the best results of any randomized and controlled chronic hepatitis B trial in Taiwan. The Company knows of no randomized and controlled chronic hepatitis B clinical trial conducted in Taiwan, including SciClone's trial, using medically accepted end points of both hepatitis B virus DNA and hepatitis B e-antigen negativity that has produced statistically significant results, including clinical trials of alpha interferon, the leading chronic hepatitis B therapy approved in Taiwan. The results also showed no indications of drug toxicity and no significant drug related side effects in the trial.

      Chronic Hepatitis C

      The Centers for Disease Control estimate that 3.9 million Americans were infected with the chronic hepatitis C virus, and the American Liver Foundation estimates that an additional 170,000 new cases are reported each year. The prevalence of chronic hepatitis C in Europe is approximately 4 million. Interferon is the only current effective therapy approved for chronic hepatitis
C. The prevalence of chronic hepatitis C is not yet fully known, but an article in the Annals of Internal Medicine indicates that in Japan alone there are more than l million cases of chronic hepatitis C. Chronic hepatitis C can be transmitted by blood transfusions and contaminated needles. The mode of transmission in many cases is unknown. Approximately 10% to 20% of chronic hepatitis C carriers may develop cirrhosis, and up to 40% of these individuals may develop liver cancer.

      Phase 3 Chronic Hepatitis C Combination Trial (United States). In 1996, a randomized, placebo-controlled, multicenter study in chronic hepatitis C was completed. The trial compared thymosin alpha 1 and alpha interferon 2b combination treatment to alpha interferon 2b alone or a placebo. The primary end point of the trial was normalization of alanine transaminase (ALT), a measurement of liver inflammation, and secondary end points were improvement in liver histology, the condition of the liver, and reduction in hepatitis C serum viral RNA (HCV RNA) viral titer levels, the amount of virus in the blood. The thymosin alpha 1 and alpha interferon 2b combination treatment had a statistically significant (p=0.022) improvement over alpha interferon 2b alone.

      A complete response was defined as a normal ALT level present on the last two study visits while a partial response was defined as a 50% decrease in ALT. Based on 103 patients who completed the six-month treatment period, the combination group showed a statistically significant greater partial and/or complete response (41.9%) as compared to alpha interferon 2b alone (16.6%), and to placebo (2.7%). Ten patients who did not respond to alpha interferon alone were subsequently treated for six months with the combination regimen. Four of the 10 (40%) showed normalization of ALT levels after the six-month retreatment period. The histologic data showed that only combination therapy demonstrated statistically significant higher efficacy than placebo at reducing histologic activity. Patients treated with combination therapy were the only group to achieve significant reduction in HCV RNA viral titer levels in contrast with patients treated with single-agent alpha interferon 2b or placebo who failed to show a significant reduction in viral titer levels.

      Thymosin alpha 1 Combination Therapy with Alpha Interferon in Chronic Hepatitis C Phase 2 Combination Trial (Italy). A 15 patient, 12 month chronic hepatitis C open-label study was completed in Italy using a combination of thymosin alpha 1 and lymphoblastoid interferon. Sustained response to the combination therapy after 12 months of therapy and six months of observation was 40% (6/15) with loss of serum HCV RNA. This is dramatically higher than historical sustained response levels to monotherapy interferons.

      Patients were treated with the combination for one year and followed for an additional six months after conclusion of treatment. Of the 15 patients entered into the study, four had previously failed standard alpha interferon therapy. Thirteen of the 15 patients were of genotype 1b, the genotype least responsive to interferon therapy. At the end of treatment, 11 (73%) patients, including two previous alpha interferon failures, were negative for serum HCV RNA measured by polymerase chain reaction (PCR). Of the 13 genotype lb patients, nine (69%) responded to therapy and five of these 13 patients (39%) were still negative for serum HCV RNA six months after treatment ended. The overall sustained response after 18 months was 40% (6/15) with loss of serum HCV RNA. Five of these six HCV RNA negative patients also had normalization of ALT levels. Histological improvement was observed in the post-treatment liver biopsy specimens of 12 patients for whom paired samples were available.

      Set forth below is more detailed information regarding the status of development of ZADAXIN as a therapy for chronic hepatitis C in selected countries.

      Japan. In Japan, the world's largest hepatitis market, SciClone has licensed exclusive thymosin alpha 1 rights to SPKK. For the indication of chronic hepatitis C, SPKK has submitted and gained approval for an IND to conduct a phase 2 clinical study using thymosin alpha 1 as a monotherapy. The Company expects SPKK to commence the phase 2 study in the fourth quarter of 1997. SPKK is also working on satisfying the necessary government requirements to conduct a phase 2 combination study with alpha interferon 2b and thymosin alpha 1.

      U.S./Europe. In the United States and Europe, the Company is developing ZADAXIN in combination with interferon for the treatment of chronic hepatitis C. After meeting with U.S. and European regulatory authorities, the Company has prepared a protocol outline for the required pivotal phase 3 chronic hepatitis C studies, which has been refined with several leading international hepatologists. The Company is currently exploring collaborative arrangements for the development of ZADAXIN in these territories.

CPX

      Cystic Fibrosis. CF is the most common fatal genetic disorder in the U.S. today. CF affects approximately 30,000 children and young adults in the U.S. and approximately 25,000 in Europe. In the U.S., CF occurs in approximately one of every 3,300 live births and approximately 1,000 new cases are diagnosed each year, usually by the age of three. The median age of survival for a person with CF is 31 years. CF is caused by a mutation in the CFTR gene. This basic genetic defect in CF cells results in the faulty transport of chloride and sodium (salt) within epithelial cells (which line organs such as the lungs and pancreas) to the cells' outer surfaces. This faulty transport causes the body to produce an abnormally thick, sticky mucus which clogs the lungs and leads to fatal infections. This thick, sticky mucus also obstructs the pancreas, preventing enzymes from reaching the intestines to digest food. Most CF patients die from lung disease. One in 29 Americans, more than 10 million people, is an unknowing, symptomless carrier of the defective gene. A child must inherit a defective copy of the CF gene, one from each parent, to have CF. Each time two carriers conceive a child, there is a 25% chance that the child will have CF; a 50% chance that the child will be a carrier; and a 25% chance that the child will be a non-carrier.

      CF has a variety of symptoms. The most common are: very salty-tasting skin; persistent coughing, wheezing or pneumonia; excessive appetite but poor weight gain; and bulky, foul-smelling stools. Currently, approved treatments for CF only address the symptoms of CF and not the underlying biochemical abnormality at the root cause of the disease that results in the faulty transport of chloride and sodium within epithelial cells to their outer surfaces. The treatment of CF depends upon the stage of the disease and which organs are involved. One means of treatment, postural drainage (also called chest physical therapy), requires vigorous percussion (by using cupped hands) on the back and chest to dislodge the thick, sticky mucus from the lungs. Antibiotics are also used to treat lung infections and are administered intravenously, orally, and/or in medicated vapors which are inhaled to open up clogged airways. In addition, mucolytic (mucus-thinning) drugs are also used to thin the viscosity of the mucus. When CF affects the digestive system, the body does not absorb enough nutrients. Therefore, people with CF may need to eat an enriched diet and take both replacement vitamins and enzymes. The annual average cost of care of a CF patient has been estimated by the Cystic Fibrosis Foundation to be approximately $50,000 per patient.

      CPX. CPX is an orally available xanthine derivative that is produced for therapeutic use through chemical synthesis. CPX targets the biochemical abnormality at the root cause of CF, the malfunctioning CFTR protein that results in the buildup of thick, sticky mucus. CPX use in CF was discovered by Harvey Pollard, M.D., Ph.D., and Kenneth Jacobson, Ph.D., of the National Institute of Diabetes and Digestive and Kidney Disorders (NIDDK) of the NIH. Previous NIH preclinical data indicated that CPX interacts directly with the malfunctioning CFTR protein to enhance the performance of its chloride secretion function. Thus, the Company believes CPX could prevent the buildup of thick, sticky mucus and become a unique therapy correcting the protein defect, the malfunctioning CFTR, in all organs affected by CF.

      Consistent with the Company's strategy, SciClone licensed CPX from the NIH in April 1996. In January 1997, the Company's IND was approved by the FDA to begin clinical studies of CPX in the U.S. directly in CF patients rather than normal, healthy volunteers. The Cystic Fibrosis Foundation supported SciClone in its IND filing with the FDA to gain approval to begin testing of CPX directly in patients. In April 1997, the Company obtained orphan drug status for CPX from the FDA. In May 1997, the Company initiated a multicenter phase 1 trial of CPX directly in CF patients. In October 1997, the FDA awarded SciClone a $100,000 Orphan Drug Grant for phase 1 development of CPX as a treatment for CF.

      Phase 1 CPX trial in CF Patients (United States). The Company is currently conducting its phase 1 clinical study of CPX at five CF centers in the U.S. The five participating CF centers are: Stanford CF Center, Lucille Packard Children's Hospital in Palo Alto, California; University of Washington and
Children's Hospital CF Center in Seattle, Washington; University of Iowa Hospitals and Clinics CF Center in Iowa City, Iowa; The LeRoy Matthews CF Center, Rainbow Babies and Children's Hospital in Cleveland, Ohio; and The Emory University CF Center, Egleston Children's Hospital in Atlanta, Georgia. The study is evaluating the safety and pharmacokinetic profile of CPX, that is its ability to be orally absorbed, determining the best dose to use and determining how often it should be taken. In addition, the study is the first ever to attempt to measure both sweat chloride and NEPD in a multicenter trial. Sweat chloride and NEPD are surrogate markers of efficacy and are abnormal in CF patients. The phase 1 trial may provide an early indication of CPX effectiveness if it demonstrates improvement of sweat chloride and NEPD tests.

Marketing and Sales

      In general, the Company plans to market and sell its products in the U.S. through its own marketing and sales organization. Outside of the U.S., the Company currently plans to market and sell its products through collaborative or distribution arrangements, which may include co-marketing and sales agreements.

      In the U.S., CPX is still in clinical development. Currently, the Company plans to market and sell CPX in the U.S. through its own marketing and sales organization. In Europe, the Company is evaluating its plans for marketing and selling CPX.

      In the U.S. and Europe, thymosin alpha 1 is still in clinical development. In Europe, SciClone is currently exploring various collaborative arrangements with major pharmaceutical companies for the development of thymosin alpha 1 in combination with interferon for the treatment of chronic hepatitis C. Such collaborative arrangements may include marketing and sales cooperation. In the U.S., the Company may consider collaborative arrangements for ZADAXIN.

      SciClone's non-U.S./non-European thymosin alpha 1 marketing and sales strategy, apart from Japan, is to establish its own proprietary regional sales and marketing capabilities to commercialize thymosin alpha 1. Consistent with this strategy, SciClone focuses on educating the medical opinion leaders in each country and targeting the leading specialists and teaching hospitals, tactics consistent with the successful introduction of specialist-oriented medicines. SciClone manages the intellectual processes of marketing, medical education and the running of clinical trial and clinical experience programs. Distributors assist SciClone with local regulatory submissions to the ministries of health as well as import, inventory, physically distribute and invoice ZADAXIN. SciClone International is based in Hong Kong and has international offices in Singapore, Taiwan and Japan. SciClone International also manages a distribution center in Hong Kong which is the source for all ZADAXIN exported to the non-U.S. markets. SciClone has established distribution arrangements with local pharmaceutical distribution companies in over 25 countries outside of the U.S., Europe and Japan. In its three approved Asian ZADAXIN markets (China, Philippines and Singapore), SciClone has established a marketing program, including the positioning and pricing of the drug. Local sales are managed by dedicated distributor employees nominated and supported by SciClone. In Japan, as previously discussed, SciClone has licensed SPKK to develop and market thymosin alpha 1.

Manufacturing

      The Company has entered into contract manufacturing and supply agreements to source ZADAXIN and CPX. SciClone has a European cGMP third party source for bulk thymosin alpha 1 peptide for the European, Asian (except Japan), Middle Eastern and Latin American markets. This bulk peptide is turned into finished sterile injectable form by a separate European cGMP manufacturer. This finished product is shipped to Hong Kong for labeling and redistribution worldwide. For the U.S. and Japanese markets, an alternative U.S. located cGMP bulk manufacturer and a separate cGMP finishing plant are utilized. CPX is manufactured for SciClone in the U.S. by a major U.S. pharmaceutical company and turned into finished form by a separate U.S. pharmaceutical manufacturer. The Company directly monitors production runs of its products and manages its own Quality Assurance programs. The Company is constantly managing the manufacturing processes and participating in production and quality testing upgrades. SciClone has established an inventory sufficient to fulfill its expected requirements in the near term.

Patents and Proprietary Rights

      The Company is the exclusive licensee of composition of matter, process and use patents and pending applications related to thymosin alpha 1, in the U.S. and abroad.

      The Company is the exclusive licensee (with limited exceptions) of a number of foreign patents directed to the thymosin alpha 1 composition of matter which is owned by Hoffman-La Roche AG and the Board of Regents of the University of Texas System. The majority of these foreign composition of matter patents are due to expire in October 1997, although the Company is the exclusive licensee of a number of composition of matter patents and applications directed to analogs and derivatives of thymosin alpha 1. The Company is also the exclusive licensee and is directing prosecution of use and process patents related to the method of making and therapeutic uses of thymosin alpha 1. Consistent with its strategy, the Company also has filed its own use patents for thymosin alpha 1.

      Process patents owned by Alpha 1 and exclusively licensed to SciClone are directed to methods of making thymosin alpha 1 and have issued in the U.S., a majority of European countries, Hong Kong and Taiwan.

      SciClone also has exclusively licensed patents and pending applications covering numerous uses of thymosin alpha 1, including treatment of chronic hepatitis C which has issued in a majority of European countries, Taiwan, Australia and South Africa. Patents under which SciClone is exclusively licensed have additionally issued in the U.S. and Australia covering the use of thymosin alpha 1 to treat small cell and non-small cell lung cancer; in the U.S., South Africa and Taiwan covering the use of thymosin alpha 1 to treat autoimmune hepatitis; in Japan covering the treatment of chronic hepatitis B using thymosin alpha 1; in the U.S., Taiwan and South Africa covering the use of thymosin alpha 1 to treat septic shock; and in the U.S., Australia, Taiwan and South Africa covering the treatment of infertility in mammalian males using thymosin alpha 1. Patents which SciClone owns have issued in the United States, Taiwan and South Africa covering the use of thymosin alpha 1 to treat chronic hepatitis B carriers with minimal disease. Numerous corresponding additional patent applications in other countries are pending for each of the above named indications.

      The Company is the exclusive licensee of an issued U.S. patent covering the use of CPX to treat CF, as well as other pending domestic and foreign patent applications covering CPX analogs and their use in treating CF.

      In addition to patent protection, the Company intends to use other means to protect its proprietary rights. A type of marketing exclusivity period may be available under regulatory provisions in certain countries including the United States, European Union countries, Japan and Taiwan, which benefits the holder of the first marketing approval for new chemical entities or their equivalents for a given indication. Orphan drug protection will be sought where available granting additional market exclusivity. The Company is the holder of an orphan drug product designation for thymosin alpha 1 for chronic hepatitis B in the United States. Recognition and protection of trademarks for thymosin alpha 1 is being accomplished through a worldwide filing of trademark applications for ZADAXIN and other trademarks which appear on the commercial packaging of the product and are used in promotional literature. Copyrights for the commercial packaging may provide SciClone with means to take advantage of procedures available in certain countries to exclude counterfeit products or genuine but unauthorized products from entering a particular country by parallel importation. The Company has also implemented anti-counterfeiting measures on commercial packaging and plans to register the packaging with customs departments in countries where such procedures exist.

      The Company is pursuing similar types of protection for CPX, where applicable. The Company is the holder of an orphan drug product designation for CPX to treat CF in the U.S.

      The Company also relies upon trade secrets, which it seeks to protect, in part, by confidentiality agreements with employees, consultants, suppliers and licenses. There can be no assurance that these agreements will not be breached, that SciClone would have adequate remedies for any breach or that SciClone's trade secrets will not otherwise become known or independently developed by competitors.

                               RECENT DEVELOPMENTS

      On July 23, 1997, Thomas E. Moore, then Chairman of the Board and one of the founders of the Company, pledged 1,882,500 shares of Common Stock as security for the Shareholder Loan. Interest on the principal amount of the Shareholder Loan accrues at a rate of 7% per annum and the Shareholder Loan is repayable in July 1999. While the Shareholder Loan remains outstanding, immediately prior to the closing of any offering of the Company's securities, the Company may elect to cancel, through a non-cash exchange, a number of the Pledged Shares in partial or complete satisfaction of the Shareholder Loan, including accrued interest. The number of the Pledged Shares to be so canceled would be determined by reference to the price of the shares of Common Stock to be sold in the then-pending offering less permitted discounts. To date, the Company has not cancelled any of the Pledged Shares. If, immediately prior to the closing of this offering, the Company elects to exercise such option in full satisfaction of the Shareholder Loan and accrued interest, then assuming a price of $5.94 per share, the last sale price of the Common Stock as reported by the Nasdaq National Market on October 23, 1997, less permitted discounts, the Company would cancel 1,306,471 of the Pledged Shares. Effective July 24, 1997 Mr. Moore resigned from the Board of Directors to pursue other interests. See "Management."

                                   MANAGEMENT

      On July 2, 1997, the Company appointed Rolf H. Henel to its Board of Directors and on July 25, 1997 the Company appointed Jere E. Goyan, Ph.D., a director of the Company, as Chairman of the Board. Thomas E. Moore, Chairman of the Board of Directors and a director of the Company, resigned effective July 24, 1997.

      Alfred R. Rudolph, M.D. joined the Company in April 1997 as Chief Technical Officer and was promoted to Chief Operating Officer in August 1997. David A. Karlin, M.D. joined the Company in June 1995 as Vice President and Medical Director. David Horwitz, M.D., Ph.D., Executive Vice President of Medical, Regulatory and Scientific Affairs, resigned as an officer of the Company effective August 29, 1997.

      The following table sets forth certain information with respect to each of the executive officers and directors of the Company:

                     Name                   Age                       Position
 ------------------------------------     ---------    ----------------------------------------

 Donald R. Sellers...................        53        President, Chief Executive Officer and
                                                       Director

 Alfred R. Rudolph, M.D..............        50        Chief Operating Officer
 David A. Karlin, M.D................        54        Vice President and Medical Director
 Mark A. Culhane.....................        37        Vice President, Finance and
                                                       Administration and Chief Financial
                                                       Officer, Secretary

 Jere E. Goyan, Ph.D.................        66        Chairman of the Board of Directors

 John D. Baxter, M.D.................        56        Director

 Edwin C. Cadman, M.D................        51        Director

 Rolf H. Henel.......................        60        Director

      Donald R. Sellers has served as the Company's Chief Executive Officer since April 1996 and as President and Director since January 1996. From May 1993 to present, he has also served as Managing Director, SciClone Pharmaceuticals International Ltd., the international arm of the Company. From 1990 to 1993, Mr. Sellers was Corporate Vice President of Getz Bros., a U.S.-based international trading company, as well as President of one of their Japanese operations. From 1983 to 1990, Mr. Sellers was employed by Sterling Drug International, initially as Vice President of Marketing and Operations in Asia and beginning in 1985 as President of their Latin American Andina Group. Mr. Sellers began his pharmaceutical career in 1973 with Pfizer as Country Manager, Vietnam and Hong Kong, and he later worked with the Revlon Healthcare Group as Director of Worldwide Exports and Pacific Area Director.

      Alfred R. Rudolph, M.D. joined the Company in April 1997 as Chief Technical Officer and was promoted to Chief Operating Officer in August 1997. From January 1995 to September 1995, Dr. Rudolph was President and Chief Operating Officer of Neptune Pharmaceuticals, Inc., a marine-based natural product screening company. Dr. Rudolph was Senior Vice President of T Cell Sciences, Inc., a biotechnology company, from December 1991 to September 1994 and was Vice President, Medical Affairs from March 1990 to December 1991.

      David A. Karlin, M.D. has been a Medical Director since June 1995 and a Vice President since July 1996 and was appointed an executive officer in May 1997. From December 1992 to June 1995 Dr. Karlin was a Clinical Team Leader at Syntex USA, Inc. ("Syntex"), a pharmaceutical company, after serving as Senior Clinical Research Physician at Syntex from May 1990 to December 1992.

      Mark A. Culhane has been the Company's Vice President, Finance and Administration and Chief Financial Officer since May 1994 and its Secretary since November 1993. From June 1992 to May 1994, Mr. Culhane served in other financial positions with the Company. From July 1982 to June 1992, Mr. Culhane was employed by Price Waterhouse, an international public accounting firm, where his last position was Senior Manager.

      Jere E. Goyan, Ph.D. has been a director of the Company since January 1992 and has been Chairman of the Board since July 1997. Since July 1993, Dr. Goyan has been President and Chief Operating Officer and director of Alteon, Inc., a biotechnology company where he served as Senior Vice President for Research and Development from January 1993 through July 1993 and as Acting Chief Executive Officer from July 1993 through May 1994. Dr. Goyan was Dean of the School of Pharmacy and Professor of Pharmacy and Pharmaceutical Chemistry at the University of California, San Francisco from 1967 through 1992, and was a Professor there from 1965 through 1992. From 1979 to 1981, Dr. Goyan was the Commissioner of the United States Food and Drug Administration. Dr. Goyan also currently serves as a director of Emisphere Technologies, Inc. and Atrix
Laboratories, both biotechnology companies, and Boehringer Ingelheim Pharmaceuticals Corporation and Penwest Pharmaceuticals, both pharmaceutical companies.

      John D. Baxter, M.D. joined the Company as a director and Chairman of its Scientific Advisory Board in June 1991. Dr. Baxter has been associated with the University of California, San Francisco since 1970. He has been Professor of Medicine since 1979, Chief of the Endocrinology Section, Parnassus Campus since 1980 and Director of the Metabolic Research Unit since 1981. Dr. Baxter was a founder and served as a director of Scios Nova Inc., a biotechnology company, from its inception in 1982 to 1991.

      Edwin C. Cadman, M.D. has been a director and member of the Company's Scientific Advisory Board since November 1991. Since January 1994, Dr. Cadman has been Senior Vice President of Medical Affairs and Chief of Staff at Yale New Haven Hospital, where he was Chief of the Medical Service from 1987 through December 1993. Since 1987, Dr. Cadman has also been Professor of Medicine at Yale University, where he was Chairman of the Department of Medicine from 1987 through December 1993. Prior to these positions, he was Director of the Cancer Research Institute at the University of California, San Francisco. Dr. Cadman also currently serves as a director of CytoTherapeutics, Inc., a biotechnology company.

      Rolf H. Henel joined the Company as a director in July 1997. Mr. Henel has been a partner at Naimark & Associates, Inc., a health care consulting firm, since September 1993. Mr. Henel has been Executive Director of Performance Effectiveness Corporation, Inc., a pharmaceutical consulting and education company, since April 1993. From 1978 to 1993, Mr. Henel was with Cyanamid, a chemical company, most recently as President of Cyanamid International Lederele Division. Mr. Henel is also a director of Penwest Pharmaceuticals.

      Directors serve one year terms or until their successors are elected and qualified. Executive officers serve at the discretion of the Board of Directors.

      There are no family relationships among any of the directors or executive officers of the Company.

                              PLAN OF DISTRIBUTION

      The Shares are being offered for sale by the Company on a best efforts basis principally to selected institutional investors. EVEREN Securities, Inc. (the "Placement Agent") has been retained, pursuant to a placement agency agreement, to act as the exclusive agent for the Company in connection with the arrangement of such offers and sales on a best efforts basis.

      The Placement Agent is not obligated to and does not intend to itself take (or purchase) any of the Shares. It is anticipated that the Placement Agent will obtain indications of interest from potential investors for the amount of the offering and that effectiveness of the Registration Statement will not be requested and no investor funds will be accepted until indications of interest have been received for all of the Shares. Confirmations and definitive prospectuses will be distributed to all investors at the time of pricing, informing investors of the closing date, which will be scheduled for three business days after pricing. No investor funds will be accepted prior to effectiveness of the Registration Statement. After the Registration Statement is declared effective and prior to the closing date, all investor funds will be placed promptly, and in any event no later than noon Pacific Standard Time of the next business day following receipt, in escrow with the Escrow Agent in an escrow account established for the benefit of the investors. The Escrow Agent will invest such funds in accordance with Rule 15c2-4 promulgated under the Exchange Act. Prior to the closing date, the Escrow Agent will advise the Company whether the investors have deposited the requisite funds in the escrow account at the Escrow Agent. If the requisite funds have been deposited, the Company will deposit with The Depository Trust Company the Shares to be credited to the respective accounts of the investors. Investor funds, together with interest thereon, if any, will be collected by the Company through the facilities of the Escrow Agent on the scheduled closing date. The offering will not continue after the closing date. In the event that investor funds are not received, all funds deposited in the escrow account will promptly be returned in the full amount necessary to satisfy the requirements of the offering.

      The Company has agreed (i) to pay the Placement Agent ___% of the proceeds of the offering as the selling commission, (ii) to indemnify the Placement Agent against certain liabilities, including liabilities under the Securities Act, and
(iii) to reimburse the Placement Agent up to $__________ for certain of its out-of-pocket expenses in connection with the offering.

      The Placement Agent has provided, and may provide in the future, investment banking and/or other advisory services to the Company for which it received customary compensation.


                                  LEGAL MATTERS

      The validity of the Shares offered hereby will be passed upon for the Company by Gray Cary Ware & Freidenrich, A Professional Corporation, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the Placement Agent by Stroock & Stroock & Lavan LLP, New York, New York.

                                     EXPERTS

      The consolidated financial statements of SciClone Pharmaceuticals, Inc. at December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996, incorporated by reference into this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


=======================================================          ====================================================

   No  dealer,  salesperson  or other  person has been
authorized  to give  any  information  or to make  any
representations  other  than those  contained  in this
Prospectus, and, if given or made, such information or
representation  must not be relied upon as having been                            1,500,000 Shares
authorized by the Company,  the Placement Agent or any
other person.  This  Prospectus does not constitute an
offer to sell or a solicitation of an offer to buy any                      SciClone Pharmaceuticals, Inc.
security other than the Shares of Common Stock offered
hereby,  nor does it  constitute an offer to sell or a
solicitation  of an offer to buy any of the securities
offered  hereby to any person in any  jurisdiction  in
which  it  is   unlawful   to  make   such   offer  or
solicitation  to such person.  Neither the delivery of
this  Prospectus  nor any sale  made  hereunder  shall
under any circumstances create an implication that the
information contained herein is correct as of any date
subsequent to the date hereof.


           ---------------------------------

                   TABLE OF CONTENTS                                               Common Stock
                                                  Page
                                                  ----                    ---------------------------------
Available Information...........................    3
Incorporation of Certain Documents by
Reference.......................................    3                               PROSPECTUS
Prospectus Summary..............................    4
Risk Factors....................................    7
Use of Proceeds.................................    12
Dilution........................................    13
Capitalization..................................    14
Price Range of Common Stock.....................    15
Business........................................    16                         EVEREN Securities, Inc.
Recent Developments.............................    24
Management......................................    25
Plan of Distribution............................    27
Legal Matters...................................    27
Experts.........................................    27

                                                                                 _____________, 1997


=======================================================          ====================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.      Other Expenses of Issuance and Distribution

      The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than the Placement Agent's fee. All amounts shown are estimates except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

Item                                                                Amount
----                                                                ------
Securities and Exchange Commission registration fee.........     $       2,814
NASD filing fee.............................................             1,429
Nasdaq National Market listing fee..........................            17,500
Blue sky qualification fees and expenses....................             3,000
Accounting fees and expenses................................            20,000
Legal fees and expenses.....................................           160,000
Printing and engraving expenses.............................            10,000
Transfer agent and registrar fees...........................             2,000
Miscellaneous expenses......................................             8,257
                                                                --------------
         Total..............................................    $      225,000
                                                                ==============


Item 15.      Indemnification of Directors and Officers

      The Company's Restated Articles of Incorporation, as amended, provide that the liability of the directors for monetary damages shall be eliminated to the fullest extent permissible under California law. Pursuant to California law, the Company's directors shall not be liable for monetary damages for breach of the directors' fiduciary duty of care to the Company and its shareholders. However, this provision in the Restated Articles of Incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of nonmonetary relief will remain available under California law. In addition, each director will continue to be subject to liability (i) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (ii) for acts or omissions that a director believes to be contrary to the best interests of the Company or its shareholders or that involve the absence of good faith on the part of the director, (iii) for any transaction from which a director derived an improper personal benefit, (iv) for acts or omissions that show a reckless disregard for the director's duty to the Company or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to the Company or its shareholders, (v) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Company or its shareholders, (vi) for any transaction that constitutes an illegal distribution or dividend under California law, and (vii) for any transaction involving an unlawful conflict of interest between the director and the Company under California law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

      In addition, the Company's Restated Articles of Incorporation, as amended, provide that the Company is authorized to provide indemnification of agents (as defined under California law) for breach of duty to the Company and its shareholders through bylaw provisions, agreements with the agents, vote of shareholders or disinterested directors or otherwise, in excess of the indemnification otherwise permitted by California law, subject to the limits on such excess indemnification set forth in California law.

      The Company's Bylaws provide that the Company will indemnify its directors and officers to the maximum extent and in the manner permitted by California law and may indemnify its employees and other agents to the maximum extent and in the manner permitted by California law. Such indemnification is intended to provide the full flexibility available under California law and may, under certain circumstances, include indemnification for negligence, gross negligence and certain types of recklessness. Under California law and the Company's Bylaws, the Company will be permitted to indemnify its directors, officers, employees and other agents, within the limits established by law and public policy, pursuant to an express contract, bylaw provision, shareholder vote or otherwise, any or all of which could provide indemnification rights broader than those expressly available under California law. The Company has entered into agreements with its directors and certain of its officers, including all of its executive officers, that require the Company to indemnify such persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or an officer of the Company or any of its affiliated enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

      The form of Placement Agent Agreement filed as Exhibit 1.1 hereto sets forth certain provisions with respect to the indemnification of certain controlling persons, directors and officers against certain losses and liabilities, including certain liabilities under the Securities Act.

Item 16.      Exhibits

      See Exhibit Index.

Item 17.      Undertakings

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant, pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The undersigned Registrant undertakes that:

      (1) For purposes of determining any liability under the Securities act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 4340A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) of (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

      (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Mateo, State of California, on the 24th day of October, 1997.

                                      SCICLONE PHARMACEUTICALS, INC.


                                      By:  /s/ DONALD R. SELLERS
                                           -------------------------------------
                                           Donald R. Sellers
                                           President and Chief Executive Officer
                                           (Principal Executive Officer)


                                POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Donald R. Sellers and Mark A. Culhane, or either of them, as his attorney-in-fact, each with full power of substitution for him in any and all capacities, to sign any and all amendments to this registration statement, including, but not limited to, post-effective amendments and any and all new registration statements filed pursuant to Rule 462 under the Securities Act of 1933 in connection with or related to the offering contemplated by this registration statement, as amended, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each said attorney-in-fact or his substitute or substitutes may do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                                                 Title                                          Date
---------                                                 -----                                          ----


 /s/ DONALD R. SELLERS                    President, Chief Executive Officer,                      October 24, 1997
------------------------------------      and Director (Principal Executive Officer)
    Donald R. Sellers


 /s/ MARK A CULHANE                       Vice President, Finance and                              October 24, 1997
------------------------------------      Administration, Chief Financial Officer
    Mark A. Culhane                       and Secretary
                                          (Principal Financial and Accounting Officer)


 /s/ JERE E. GOYAN                        Chairman of the Board and Director                       October 24, 1997
------------------------------------
     Jere E. Goyan, Ph.D


 /s/ JOHN D. BAXTER                       Director                                                 October 24, 1997
------------------------------------
     John D. Baxter, M.D.


 /s/ EDWIN C. CADMAN                      Director                                                 October 24, 1997
------------------------------------
     Edwin C. Cadman, M.D.


 /s/ ROLF H. HENEL                        Director                                                 October 24, 1997
------------------------------------
     Rolf H. Henel

                                  EXHIBIT INDEX


Exhibit Number
                 Description of Document


      1.1* Form of Placement Agency Agreement between EVEREN Securities, Inc. and the Company.

      4.1 Rights Agreement, dated as of July 25, 1997, between SciClone and ChaseMellon Shareholder Services, LLC. (incorporated by reference to the Company's Current Report on Form 8-K filed on October 14, 1997).

      5.1        Opinion of Gray Cary Ware & Freidenrich.

     10.1 Purchase and Sale, Pledge and Security Agreement; Release dated as of July 23, 1997 by Thomas Moore, in favor of SciClone Pharmaceuticals, Inc.

     10.2* Form of Escrow Agreement among the Company, the Placement Agent and the Escrow Agent (included in Exhibit 1.1)

     23.1        Consent of Ernst & Young LLP.

     23.2        Consent of Gray Cary Ware &  Freidenrich  (included  in Exhibit
                 5.1).

     24.1        Power of Attorney (see page II-3).



-----------------------
*    To be filed by amendment.


                                      II-4